Exhibit 99.B(a)(8)

SEI Cash+Plus Trust

Written Instrument Amending the Declaration of Trust

I, Sandra K. Orlow, do hereby certify that I am an Assistant Secretary of the SEI Cash+Plus Trust (the “Trust”), a business trust organized under the laws of the Commonwealth of Massachusetts pursuant to a Declaration of Trust dated March 15, 1982, and being authorized to effect this amendment, do hereby amend, effective May 31, 1994, the Declaration of Trust by amending Article I, Section I of said Declaration of Trust to read in its entirety as follows:

“This Trust shall be known as the ‘SEI Daily Income Trust’ and the Trustees shall conduct the business of the Trust under that name or any other name as they may from time to time determine.”

Witness my hand and this 23rd day of March, 1994.

/s/ SANDRA K. ORLOW
Sandra K. Orlow
Assistant Secretary

SEAL